SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))
GENNX360 GVI ACQUISITION CORP. (Name of Filing Person — Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person — Parent of Offeror)
GENNX360 CAPITAL PARTNERS, L.P. (Name of Filing Person — Other)
GENNX360 GP, LLC (Name of Filing Person — Other)
GENNX360 MANAGEMENT COMPANY, LLC (Name of Filing Person — Other)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36242E200
(CUSIP Number of Class of Securities)
GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana, Esq.
Tel: 212-294-2610
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of filing Fee (2)
$13,732,103	$766.25

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 36,137,114 shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc. (“GVI”) issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares, and (ii) the offer price of $0.38 per Share. The calculation of the filing fee is based on GVI’s representation of its capitalization as of October 21, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☒ Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $766.25	Filing Party:	GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
GenNx360 Capital Partners, L.P.
GenNx360 GP, LLC
GenNx360 Management Company, LLC
     Form or Registration No.: Schedule TO            Date Filed: November 3, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Explanatory Note
     This Amendment No. 1 is filed solely to file the exhibit indicated in Item 12 of the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute the “Schedule TO”) filed with the Securities and Exchange Commission on November 3, 2009, by (i) GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) GenNx360 Capital Partners, L.P., a Delaware limited partnership (the “Sponsor”), (iv) GenNx360 GP, LLC, a Delaware limited liability company (“GenNx360 GP”), and (v) GenNx360 Management Company, LLC, a Delaware limited liability company (“GenNx360”), which relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc., a Delaware corporation (“GVI”), at a purchase price of $0.38 per Share net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are annexed to, and filed with, the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. No change is made to any other Item of the Schedule TO.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated by adding Exhibit 99.1 as set forth below.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).*

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(10) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).*

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.*

(g)	Not applicable.

(h)	Not applicable.

99.1	Press Release, dated November 3, 2009.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GENNX360 GVI HOLDING, INC.

By:	/s/ Matthew Guenther

Name:	Matthew Guenther
Title:	Vice President

GENNX360 GVI ACQUISITION CORP.

By:	/s/ Matthew Guenther

Name:	Matthew Guenther
Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P.
By: GenNx360 GP, LLC
Its: General Partner

By:	/s/ Lloyd G. Trotter

Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 GP, LLC

By:	/s/ Lloyd G. Trotter

Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 MANAGEMENT
COMPANY, LLC

By:	/s/ Lloyd G. Trotter

Name:	Lloyd G. Trotter
Title:	Managing Member
Date: November 4, 2009